Report of Independent Registered Public Accounting Firm

To the Directors
Triago Americas Inc. (D/B/A Triago)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Triago Americas Inc. (D/B/A Triago) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 14, 2016

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524   T 212.557.3900   F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600   T 516.542.9030   F 516.542.9035

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